Mail Stop 0408
      June 14, 2005
Robert P. Connolly
Managing Director, General Counsel and Secretary
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

      Re:	BlackRock, Inc.
		Registration Statement on Form S-3
      Filed May 12, 2005
      File No. 333-124843
      Form 10-K for Year Ended December 31, 2004
      Form 10-Q for Quarter Ended March 31, 2005

Dear Mr. Connolly:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 48

1. Identify whether any of the selling shareholders are broker dealers or the affiliates of broker dealers. If any of the selling shareholders are broker dealers, revise the disclosure to clarify that those selling shareholders are underwriters. For any selling shareholder who is an affiliate of a broker dealer must make the following representations:
* purchased the securities to be resold in the ordinary course of business, and
* that at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If they are not able to make these representations, they must also be identified as underwriters.

2. Please reconcile the fee table where you have registered debentures in the amount of $250,000,000 with the selling security holder table which cites the amount of debentures offered as $140,404,000. Item 507 of Regulation SK requires each security holder to be named. If there are additional debentures being registered on behalf of undetermined selling shareholders, please include a separate line for "other selling shareholders".

3. Please confirm that before any shareholder who is not currently identified on the selling security holder table or the transferee of such a security holder may use this registration statement to sell their debentures or common stock, they must first be identified in a post effective amendment. Please revise footnote 2 to clarify this matter.

Form 10-K for Year ended December 31, 2004

Overview, page 1

4. We refer to the summary selected financial data table on page 2 that includes non-GAAP measures for operating income, net income and diluted earnings per share for the five-year period ended December 31, 2004. We also note your statement in note 1 on page 2 that management believes these measures are effective indicators of BlackRocks`s profitability and financial performance over time.
In
future filings please provide in a footnote the following information regarding these non-GAAP measures:

* Include in the table the most directly comparable GAAP measure for each of the fiscal periods;

* Provide a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure or cross reference to the reconciliation located elsewhere in the filing;

* State how management uses these non-GAAP measures to evaluate its business;

* Describe the economic substance behind management`s decision to use this measure;


* Disclose the material limitations to using this non-GAAP measure as compared to the most directly comparable GAAP financial measure;

* State the substantive reasons why management believes the non-
GAAP
measure provides useful information to investors;

* Present the non-GAAP measures in an "Other Data" section to clearly distinguish and highlight the GAAP measures;

* The "Financial Highlights" section on page 27, which includes the
Operating margin, as adjusted non-GAAP measure should also be revised for any applicable disclosures.

Refer to SEC Release No. 34-47226, "Conditions for Use of Non-GAAP Financial Measures".

5. We refer to the operating income, as adjusted measure for 2004
and
to footnote 1 on page 2 that states operating income was adjusted to
exclude $85.1 million of LTIP expenses to be funded by PNC.  We note
that you believe these non-cash charges, exclusive of the impact related to the LTIP participant`s put options will not impact
BlackRock`s book value.   In this regard, please explain to us and
state in future filings:

* Why you consider this is a non-cash adjustment since the shares distributed to LTIP participants include an option to put these shares back to BlackRock at fair market value and therefore can result in probable cash outlays equal to the fair value of the shares issued.

* Why you have adjusted this recurring expense considering the Company expects to incur $59 million of LTIP awards expense during fiscal 2005 and the performance awards will extent through fiscal 2007. See "Critical Accounting Estimates-BlackRock Long Term Retention and Incentive Plan", page 51.


Banking Regulation of PNC and BlackRock limits our activities and the type of businesses in which we engage, page 17

6. We refer to the statement that effective January 18, 2005 PNC transferred its ownership to PNC Bancorp. Explain to us and state in
MD&A in future filings why you believe this transfer provides more operating flexibility and how this transfer is related to the
acquisition of SSR in January 2005.   We note that if PNC Bancorp
is
a subsidiary of PNC then BlackRock is an indirect subsidiary of PNC and therefore, it appears that BlackRock would still be subject to banking regulations by the Federal Reserve Board.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 27

7. Please provide us and disclose in future filings the following information regarding the "Financial Highlights" section on page
28
and footnotes (a) and (b) on pages 28 and 29:

* Explain why you provide in note (a) on page 28 a reconciliation of
Net income, GAAP basis to Net income, as adjusted but you:

o do not disclose the Net income, as adjusted measure in the "Financial Highlights" section on page 27; and you

o do not discuss in MD&A how this measure is used by management in decision making and how it provides useful information to the investor.

* A similar explanation should be provided with respect to the Operating income, as adjusted measure in note (b) on page 29. Also tell us why your MD&A does not discuss how and why the Operating margin, as reported non-GAAP measure is useful to management and relevant to investors.

* Please explain to us, and discuss in future filings why you have added back to Operating Income, GAAP basis the LTIP expense of $104 million in the reconciliation of Operating Income, GAAP Basis to Operating Income, as adjusted in note (b) on page 29. Similarly, explain and discuss in future filings the determination in the reconciliation of Net Income, GAAP basis to Net Income, As Adjusted in Note (a) on page 28 in which you only add back to Net Income, GAAP basis PNC`s $54 million LTIP funding requirement .


Operating Results for the year ended December 31, 2003 as compared with the year ended December 31, 2002

Liquidity and Capital Resources, page 47

8. We refer to the third paragraph on page 47 that states the acquisition of SSRM Holdings included additional cash consideration which could increase the purchase price by up to 25% and may be paid over 5 years contingent on certain measures. In this regard, please tell us and disclose in future filings what are the contingent measures that need to be met and their timing in order to trigger the payment of additional cash consideration. Discuss the effects of this potential additional cash outlay on future cash flow and liquidity.

Contractual Obligations and Commercial Commitments, page 49

9. We note that there is the possibility that additional cash consideration could increase your purchase price of SSR from Metlife by up to 25%. Please tell us and disclose in future filings, the specific conditions which do not permit you to estimate the potential obligations under these contingent payments provisions at this time.

Financial Statements for the three-year period ended December 31,
2004

Consolidated Statement of Cash Flows, page F-9

10. Please explain the nature of the cash flows that originated from the "Consolidation of sponsored investment funds" for $68 million in the "Cash flows from investing activities" section and discuss why no similar cash flows were recorded in prior years. Discuss if these cash flows are related to the application of FIN 46R and tell us in what footnote you have disclosed the basis for consolidating these funds.

Note 1.  Significant Accounting Policies

Revenue Recognition, page F-14

11. We refer to your statement that should alternative investment fees and separate accounts not continue to meet specific investment thresholds, these fees and related employee compensation expense previously required may be subject to reversal. In this regard, if material, please disclose in the footnote or in the "Liquidity and Capital Resources" section of MD&A if this reversal requires the future reimbursement of prior investment fees and state the maximum amount subject to reimbursement.


Recent Accounting Developments, page F-17

12. With respect to the Company`s determination as to whether it has a variable interest in a VIE under FIN 46, please provide us with the following information:

* The analysis made, including references to the specific guidance in
FIN 46R, that supports management conclusion that it is the primary beneficiary of the strategic joint venture for consolidation purposes which was previously treated as an equity method investment under FIN
46;
* Tell us and disclose in future filings the specific conditions under FIN 46R that resulted in management`s change in accounting for its variable interests in the strategic joint venture as compared to
FIN 46.

13. Provide us with the analysis made by management to determine that it was not the primary beneficiary under FIN 46R for the six CDOs, including the specific guidance in FIN 46R that the Company considered for deconsolidating the six CDOs. Tell us and disclose in future filings:

* How these CDO`s were accounted for after the deconsolidation under
FIN 46;
* The changes in the accounting for variable interest entities under
FIN 46R that permitted it to deconsolidate the CDOs.

Note 2. Acquisition, page F-21.

14. Tell us and discuss in future filings, the certain measures, including timing and performance requirements, that must be complied with in order for the Company to be required to pay additional cash consideration for the acquisition of SSR over a 5 year period. Quantify the maximum amount of probable contingent consideration to be issued if these certain measures are complied with or state why the Company is unable to determine the amount of contingent consideration at this time.

15. Tell us and discloses in future filings how the fair value of the restricted Class A common stock was determined on the date of acquisition.


Note 7.  Derivative Financial Instruments, page F-29.

16. We note your disclosures regarding your forward foreign currency contracts to hedge foreign currency exposures related to non-dollar denominated seed investments. While we note your disclosure on page
59 that you do not hold any derivative contracts to hedge your investments, we are unclear how this relates to seed investments (advisory accounts) which you refer to in this note. Please tell us and disclose here and in MD&A in future filings, as appropriate, the following regarding how you account for forward foreign currency exchange instruments that qualify for hedge accounting under SFAS 133, including, but not limited to paragraphs 17-28:

* Describe when and how you identify the hedge instrument and the hedged item;

* Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis;

* Disclose your definition of on an ongoing basis as it relates to how often and when you perform these assessments;

* Describe how you assess the ineffectiveness of each hedge;

* Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income;

* Tell us whether you have discontinued any hedges because of changes in the hedged instrument and how they are reported, if any;

* If you aggregate similar assets and liabilities and hedge as a portfolio, please discuss the risk exposure they share and how you test for proportionality. Clearly explain the extent to which you are aggregating and why you believe such aggregation is appropriate;

* Provide in MD&A an expanded discussion of management`s business purpose of entering into derivative instruments and discuss the effect of these activities on your financial position, results of operations and cash flows.


Form 10-Q for the period ended March 31, 2005

Financial Statements for the period ended March 31, 2005

Note 1. Significant Accounting Policies, page 4

Assets Held for Sale

17. Tell us and in future filings, please disclose your accounting policies for the "Assets held for sale" totaling $112 million as stated in Note 2, "Acquisition" that were part of the acquisition of
SSR in January 2005.

* Describe the nature of these assets and when they were acquired;
* State the policies related to how these assets are valued and how their value is determined;
* State the amount of related long-term debt on real properties held for sale;
* Describe how gain or loss in determined on sales and the accounting policies related to determining impairments to their carrying value.
Refer to SFAS 66, FIN 43 and SFAS 144.

18. We refer to Note 5, "Real Estate Held for Sale" on page 10 of the
financial statements for the SSR acquisition for the three-year period ended December 31, 2004 as stated in the Form 8-K/A filed on
April 8, 2005.   Please tell us and discuss in future filings the
current status of the transaction to have been finalized in the first
quarter of 2005.  We note that five real estate properties were to be
sold at cost to a REIT organized and managed by SSR.   Tell us and
discuss in MD&A in future filings the business purpose of this transaction and its expected effect on future operations, cash flow and liquidity.

Recent Accounting Developments, page 8

19. We note that BlackRock adopted the modified-prospective transition approach of SFAS 123R as of July 1, 2005. Please tell us if SSR will be using this same methodology or will use the
modified
retrospective method. Note 2, "Recent Accounting Developments" on page 8 of the financial statements of SSR for the year ended December
31, 2004 in the Form 8-K/A filed on April 8, 2004 does not clearly
state what method it will be adopting.   Explain how you will
record
on a consolidated basis any differences in accounting treatment upon implementing SFAS 123R.

Note 2. Acquisition, page 11

20. We refer to the statement that additional cash consideration may be paid over five years, contingent on certain measures. Please tell us and state in future filings the following:

* Describe the certain measures that will require the payment of additional cash consideration and the expected time frame for recognizing the triggering events;
* State the aggregate amount of any contingent payments and the accounting treatment that will be followed if the contingency occurs.
Refer to paragraph 53.b of SFAS 141.

21. Explain to us and discuss in future filings the business reasons for providing for additional contingent cash consideration on the purchase of SSR considering the original purchase price of SSR required the allocation of negative goodwill as a reduction to the fair value of the net assets acquired. Refer to Note 2, "Preliminary
Purchase Price Allocation" in the Notes to the Pro Forma Condensed Combined Financial Statements" in the Form 8-K/A filed on April 8, 2005.

Note 5.  Derivative Instruments Held for Trading, page 15

22. Please tell us and explain in future filings what is a synthetic collateralized credit default swap obligation and what are the risks to be Company of SSR being the investment manager for this financial instrument and discuss any FIN 46R issues with respect to the Company`s involvement with this transaction considering the junior swap arrangement entered into by SSR in connection with this transaction. Discuss how you account for the credit default swap under SFAS 133 and quantify the maximum extent of risk exposure to which the Company is exposed to under the swap.

23. Explain the relationship between this transaction and the default credit swap. Tell us why SSR entered into a junior swap arrangement in connection with the default credit swap. Disclose the relationship, if any, between the portfolio of asset backed securities and corporate bonds that the junior swap arrangement provides credit protection and the credit default swap obligation or its collateral arrangement.

24. Discuss the terms of the junior swap arrangement and how it is accounted for under SFAS 133. Tell us and disclose in future filings the fair value of the swap arrangement and the amount of income or loss recording in the income statement with respect to the junior swap arrangement.


Note 8.  Employee Benefit and Incentive Plans, page 18

25. We refer to Note 6, "Employee Benefit and Incentive
Compensation
Plans" on page 10 of the financial statements for the SSR
acquisition
for the three-year period ended December 31, 2004 as stated in the
Form 8-K/A filed on April 8, 2005.   Please tell us where you have
included the disclosure related to the SSRM Holding Inc, 2002
Equity
Compensation Plan and the MetLife Stock Incentive Plan in the notes to the financial statements. In addition explain how you determined the fair market value of the stock options granted under the 2002 Equity Compensation Plan considering page 14 of the Form 8-K/A. That disclosure states that the fair market value of the stock options was determined under the valuation methodology as outlined under the Plan which was intended to approximate fair value. Tell us and describe in future filings how you determined that this methodology provides for a reasonable approximation of fair value.

26. We refer to the statement on page 20 that target allocations of pension assets are currently being evaluated and will be revised from historic levels and that the weighted average target allocation of pension plans will be included in the notes to the financial statements. In this regard, please tell and state in future filings the expect timing with respect to the proposed revision and the Company`s expectations regarding any material changes to the financial statements as a result of these revisions.

Note 15.  Borrowings - Convertible Debt, page 25

27. We refer to the issuance in February 2005 of $250 million in convertible debentures due in 2035, of which $150 million were used to retire a bridge note used to fund the acquisition of SSR on January 31, 2005.

(a)	With respect to the conversion features of the Debentures at the
option of the holder into cash or class A common stock please tell us and discuss in future filings the following:

* Describe what are the certain conditions under which the Debentures will be convertible at the option of the holder into cash and the certain circumstances in which the debentures will be convertible into shares of the Company`s class A common stock prior to February
15, 2009;

* What are the adjustments to the initial conversion rate to convert the Debentures into class A common stock prior to February 15, 2009;


* How was the initial conversion rate of 9.7282 shares of Class A common stock per $1 principle amount of Debentures determined, considering it represents a premium of 32.5% to the trading price on
February 16, 2005 of the Class A common stock. Explain the business reasons for this premium considering the acquisition of SSR required the application of negative goodwill to reduce the fair value of the net assets acquired. See Note 2, "Preliminary Purchase Price Allocation" of the Notes to the Pro Forma Financial Condensed Combined Financial Statements in Form 8-K/A filed on April 8, 2004;

* What are the certain circumstances in which the Debentures will be convertible into cash at any time prior to maturity at the option of the holder at the initial conversion rate on or after February 15, 2009;

* What are the adjustments to which the initial conversion rate may be subject for converting the debentures into shares of Class A common stock on or after February 15, 2009.

(b) With respect to the redemption of the Debentures by the Company, please tell us and disclose in future filings the following:

* State under what circumstances the Company may be required to redeem the Debentures;

* Describe what is contingent interest and why is the Company obligated to pay it;

* State what are unpaid liquidated damages and under what conditions are they required to be paid.

	(c)	With respect to the option of the holders to require the
repurchase of the Debentures by the Company, please tell us and disclose in future filings the following:

* Describe what are the conditions under which the holders of the Debentures may require the repurchase of the Debentures starting on
February 15, 2010;

* State what are the certain events that will permit the holders of the Debentures to require the Company to repurchase them at any time prior to maturity.

28. Explain how you will account for the different features of the Debentures considering they are:

* Convertible into cash or class A common shares at the option of the holders of the Debentures;
* Redeemable at the option of the Company including contingent interest and liquidated damages;

* Subject to Repurchase by the Company at the option of the holders of the Debentures.

Your discussion should include, but not be limited to the following concerns:

a) Explain how you considered the accounting requirements of SFAS
150
with respect to the conversion features of the Debentures into class
A common shares of the Company;

b) Discuss how you considered EITF Issue 90-19, as modified by EITF
03-7, with respect to accounting for convertible debt that permits satisfying the accreted value of the obligation in cash or stock;

c) Discuss your consideration of SFAS 133 with respect to whether the embedded derivative conversion option, which is a cash-settled written call option, qualifies for the scope exemption in paragraph
11(c) of SFAS 133 to the extent that the additional contingent cash consideration to be paid on the acquisition of SSR over five years, as stated in Note 2. "Acquisition" of the March 31, 2005 Form 10-Q, relates to some of the conversion features of these Debentures;

d) Please discuss the relationship between the Debentures and the acquisition of SSR in January 2005 considering $150 million of the Debentures was used to retire the bridge promissory note used to fund a portion of the purchase price of the acquisition of SSR and additional contingent cash consideration to be paid with respect to the acquisition of SSR over five years appears to be related to the conversion features of the Debentures;

e) Tell us and disclose in future filings if the changes in fair value of the class A shares underlying the call option and the interest rates on the Debentures are clearly and closely related with respect to determining if the embedded derivative call option is separable from the host contract under paragraph 12(a) of SFAS 133;

f) Discuss your consideration of EITF 00-19 regarding the accounting for derivative instruments that can be potentially settled in the Company`s own stock considering the Debentures include a conversion option that provides for its settlement in class A common shares of the Company;


g) Explain your consideration of the disclosure requirements of SFAS
129 and FASB Staff Position 129-1 regarding the potential impact of the conversion of the Debentures including events or changes in circumstances that would require the contingency to be met; the features necessary to understand the conversion rights and events that could adjust any features of the securities or the manner of settlement upon conversion. Explain how the conversion features of the debentures affect future basic and diluted earnings per share.

29. We refer to first paragraph on page 6 of the "Equity" section which states the company and SSR jointly raised $635 million in a
closed-end fund in December 2004.   In light of the fact that the
acquisition of SSR was finalized in January 2005, please explain to
us and disclose in MD&A in future filings the business reasons why
this joint effort was done prior to the merger.   Explain to us
how
this joint transaction was treated in the adjustments to the forma financial statements giving effect to the acquisition of SSR in the
Form 8-K/A filed on April 8, 2005.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Edwin Adames at (202) 551-3447 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the 10-K or related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

      					Sincerely,



      					Christian Windsor
      					Special Counsel


CC: 	Richard L. Muglia, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Four Times Square
	New York, NY 10036

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BlackRock, Inc.
Robert P. Connolly
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